1/28

Follow-Up Materials

09045538

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
MAR 1 2 2009 E
THOMSON REUTERS

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ____________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ____________

(03/94)

Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank Act
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the quarter ended 31 December 2008

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2008 is set out in Appendix A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's balance sheet and the related statements of income and expenses, cash flows and changes in capital and reserves at 31 December 2008 is expected to be approved by ADB's Board of Directors in April 2009 and, once approved, will be provided along with the ADB Information Statement, which is expected to be filed in April 2009.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

The material modifications or amendments in the fourth quarter of 2008 of any exhibits previously filed with the Commission are set out in Appendix C.

(4) Copies of Global Borrowing Authorization for 2009 and Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2009 are set out in Appendices D and E.

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel (632) 632-4444
Fax (632) 636-2444

information@adb.org
www.adb.org

Appendix A

ADB Bond Issues
4th Quarter 2008

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Denomination	Borrowing Number	MTN No.
14-Oct-08	14-Oct-11	TRY	18,000,000	TRY18mn 15.00% Notes	TRY1,000	710	464-00-2
06-Oct-08	07-Oct-11	TRY	3,600,000	TRY3.6 mn15.00% Notes	TRY5,000	708	465-00-2
09-Oct-08	10-Oct-13	TRY	12,300,000	TRY12.3 mn 14.00% Notes	TRY10,000	709	468-00-2
09-Dec-08	09-Dec-11	US$	250,000,000	US$250 mn 1.96% Notes	US$100,000	711	470-00-2
11-Dec-08	11-Dec-15	US$	300,000,000	US$300 mn 2.60% Notes	US$100,000	712	471-00-2

Appendix B

ADB Bond Redemptions
4th Quarter 2008

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Borrowing Number	MTN No.
06-Oct-98	06-Oct-08	JPY	100,000,000,000	1.15% Euroyen Notes 98/08	202-000	NonMTN
29-Oct-98	29-Oct-08	US$	500,000,000	5.37% US$ Notes 98/08	203-000	NonMTN
06-Nov-06	06-Nov-08	US$	500,000,000	5.00% US$ Eurodollar Bonds 06/08	503-000	268-00-1
15-Nov-07	19-Nov-08	US$	25,000,000	3.94% Eurodollar US$ Notes 07/08	599-000	361-00-2
20-Nov-98	20-Nov-08	US$	120,000,000	5.75% US$ Euro Dollar Notes 98/08	206-000	NonMTN

Appendix C

Recent Developments:

On 15 December 2008, ADB's Board of Directors approved:

a) a lending limitation policy pursuant to which the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, shall not exceed the total amount of ADB's unimpaired subscribed capital, reserves and surplus; and

b) a borrowing limitation policy pursuant to which ADB's gross outstanding borrowings shall not exceed the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus).

ADB

Asian Development Bank

Appendix D

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2009

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2009;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2009 and, for this purpose, (a) to create and sell issues of obligations with final maturities of one year or more from the date of issue (Bonds), and (b) to undertake direct borrowings of funds for terms of one year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i) The aggregate amount of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars ten billion five hundred million ($10,500,000,000).

(ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing is priced.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing, and the Treasurer is authorized to approve (a) each issue of Bonds under the Global Medium-Term Note program and any local currency Medium-Term Note program, and (b) each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts not exceeding $1.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i) currency and principal amount,
(ii) amount of proceeds,
(iii) market(s),
(iv) title and form,
(v) price,
(vi) issuance date(s),
(vii) drawdown date(s),
(viii) maturity date(s),
(ix) interest rate(s) and interest payment date(s), and

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 9 December 2008, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21, paragraphs (i) and (ii) of the Agreement Establishing the Asian Development Bank.

ADB

Asian Development Bank

Appendix E

RESOLUTION

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2009

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2009;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2009 any currency liability swap transactions, interest rate swap transactions, cross currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (a) ADB's borrowings under the Global Medium-Term Note program and any local currency Medium-Term Note program, (b) ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, and (c) ADB's asset and liability management transactions, involving principal amounts not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Risk Management Unit; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant

General Counsel; a Principal Treasury Specialist; a Principal Counsel; and the Principal Risk Management Specialist (Market); and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

5. Formal action hereunder with respect to any swap transaction involving the change of a currency in which ADB's obligations are denominated shall be subject to the approvals of the governments of the countries whose currencies are involved in the relevant transaction.

END